
The partnership platform for
independent professional services
Opportunity: SMB growth marketing advisor for AI-generated video ad platform
Lyndon Krantz
Intro Requested
Cherry Zauss
Taylor Morgan
Partner With Me
Ongoing advising
Marketing consultation
Upside
Partners
Opportunities
Offerings
Back Office
Profile & Settings
Your Offerings
Consulting Retainer
Discovery Call for Trusted Referrals

INVEST IN **UPSIDE**

The partnership platform for independent professional services

meetupside.com New York, NY

Highlights

1. >$1M in contract value referred trailing 30 days; beta users have made over $100K in referral fees.

2. Successful beta: $7k MRR from 70 users who've onboarded another 700 users to their partner networks.

4 Repeat founders of marketplaces and top-tier VC backed startups.

Featured Investor



Gale Wilkinson

Invested $1,000 ⓘ

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"What we like: - Upside stands out by meeting the unique requirements of professional service providers, facilitating collaboration within their industries - The team members all have experience in both founding and working in startup environments -Mike is a multiple-time founder and a former Amazon operator who was promoted twice in 3.5 years and built and managed a global team. - Upside distinguishes itself by offering a specialized partnership platform tailored for professional services, focusing on network building, a robust referral system, and efficient client matching - The product is currently in beta and has begun generating revenue in the market ($84K ARR)"

Our Founder



Mike Wilner CEO & Founder

Mike Wilner empowers freelancers with a network-driven platform. Ex-startup & VC leader, building the future of independent work.

Upside: The partnership platform for independent professional services


Upside
The partnership platform for independent professional services


The future of work relies on independent professional services
Employers
Employees
+
Freelancers
Consultants
Fractional Execs
Coaches
Agencies/Consultancies
$2.1T
Spent on professional services in North America
81%
Knowledge workers wanting to provide professional services

The biggest challenge for service providers is **getting clients and growing revenue**



Building a public brand is a non-starter for most...

- It's a big investment and few are effective at it
- Can't promote yourself if you have a FT job
- Self-promotion and selling can seem desperate


$90 / hour
$75 / hour
$80 / hour

...but they don't want to stay on marketplaces

- Don't let talent own direct client relationship
- They create a race to the bottom
- Don't give talent control of services provided

The solution is partnering with others to grow

54%

of business comes from partnerships and referrals

...but it's cumbersome and awkward

- 🤝 Broach partnerships
- 📝 Enable partners to make/receive referrals
- 📊 Track and settle up

Upside makes it easy for freelancers, consultants and firms to grow by partnering with each other

Users build their own partner networks to get and make referrals (from their existing relationships)



Stats from private beta

70 users → **700 users**

Paying $100/m

Invited to partner via Upside

$7K

MRR

$100K+

referral fee income booked by users

Upside Partnership Infrastructure

Packaged Service Offerings
Package your service offerings for your partners and the clients they send you

Partnership Agreements

Partner Onboarding + Enablement

Opportunity Sharing

Back Office Admin



Fractional retainer
Fractional Head of People
Ideal for
Ways to explore working with me first
Starts at $10k/mo
Advisory agreement
HR Advising
Ideal for
Ways to explore working with me fi
Starts at $5k/mo
Free resource
HR 101 Guide for Startups
Ideal for
Free Download

Upside Partnership Infrastructure

Packaged Service Offerings

Partnership Agreements
Form partnership agreements with people in your network who trust you.

Partner Onboarding + Enablement

Opportunity Sharing

Back Office Admin



Jeremy Abramson
Jessica Keller
Partnership Agreement
REFERRAL INCENTIVE
10% of contract value, capped at $5k
Term length
12 months
You only pay fees generated on revenue from each client for up to 12 months.
Referral window
3 months
You only pay fees on clients you close within 3 months of my making the intro.
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Upside Partnership Infrastructure

Packaged Service Offerings

Partnership Agreements

Partner Onboarding + Enablement
Activate and enable your network to cultivate referrals for you.

Opportunity Sharing

Back Office Admin

Connect me with leads
Introduce me to people in my target market who might benefit from my services
I'll provide customizable intro email copy

Connect me with prospective partners
Introduce me to other service providers who might be good people for me to partner with
I'll provide customizable intro email copy

Promote my services in a community or private network
I'll provide customizable post copy.

Upside Partnership Infrastructure

Packaged Service Offerings

Partnership Agreements

Partner Onboarding + Enablement

Opportunity Sharing
Easy workflows to get/share opportunities referrals with your network

Back Office Admin



SMB growth marketing advisor for AI-generated video ad platform
Submit Your Pitch
The client
The need
Budget
Time commitment
Referral fee

Upside Partnership Infrastructure

Packaged Service Offerings

Partnership Agreements

Partner Onboarding + Enablement

Opportunity Sharing

Back Office Admin
Automatically track referrals, receive or provide status updates, and handle referral fee payments



Upside
Partners
Opportunities
Offerings
Referrals
Profile & Settings
Log Out
Referrals
Referrals You've Received
Referrals You've Made
John Grosse
Hired
Ashley Weller
Pending
Jesse Bund
In Progress
Jonas Clay
Not Hired

Big winners have built partnership infrastructure in other categories

Impact.com
→ Partnership management for brands and retail
→ $1.5B valuation

Business Networking International
→ Referral network for local businesses
→ $620M annual revenue

PartnerStack
→ Partnership platform for SaaS
→ $500M GMV in 2023

We grow by tapping into existing relationships that people want to formalize and streamline



How one user created traction within HR

Day 1: 1 HR professional

Day 30: 25 HR professionals

Day 90: 100+ HR professionals

We target service categories with high specialization where referrals are critical



High priority clusters

Emerge organically from users' adding partners



HR
People Ops
L&D
Compensation
Recruiting
Benefits
Operations
Rev Ops
FP&A
CRM
Customer Success
GTM
PR
Brand
Growth marketing
Product marketing
Sales/BD

Pricing designed for product-led growth, with SaaS and transaction revenue

(Coming Q3) Moonlighter (free)	Solopreneur	Firm	(Coming Q3) Referral Network
$0/m	$39/m	$149/m	$499/m
20% of referral fees	10% of referral fees	3% of referral fees	1% of referral fees

Moonlighter (free)	Solopreneur	Firm	Referral Network
All basic Upside features to partner with other service providers	Partner with other people in your network (e.g. past clients)	Designed for multiple seats and different partnership types	Power an internal referral network within your community
Marketplace advisor, Product advisor	Solo HR consultant, Solo PR consultant	3-person RevOps consultancy, 2-person GTM consultancy	Collective of Fractional Retail/Fashion Execs, HR consultancy + community
TAM 24M in the US	**TAM** 13M in the US	**TAM** 1.7M in the US	**TAM** ~10,000 in the US

We have customer acquisition tactics to overcome the cold-start before user-led growth kicks in

(Coming Q3)			(Coming Q3)
Moonlighter (free)	**Solopreneur**	**Firm**	**Referral Network**
$0/m	**$39/m**	**$149/m**	**$499/m**
20% of referral fees	**10% of referral fees**	**3% of referral fees**	**1% of referral fees**
Marketplace advisor, Product advisor	Solo HR consultant, Solo PR consultant	3-person RevOps consultancy, 2-person GTM consultancy	Collective of Fractional Retail/Fashion Execs, HR consultancy + community

	Moonlighter / Solopreneur	Firm / Referral Network
Customer acquisition tactics	Best practice content Workshops + talks	Outbound campaigns Targeted selling to invited users
Avg new users they invite in month 1	10	20

We can achieve $2M ARR in 18 months with SaaS alone

low-code beta	v1 launch in Feb		$2M ARR		
May	Dec	Q1	Q4	Q4	2% US market

2023	2023	2024	2024	2025	share
	40 customers $50K ARR	75 customers $84K ARR	450 customers $650K ARR	4,000 customers $5M ARR	160K customers $190M ARR 2% US market share

*Forward looking projections are not guaranteed

We're experienced startup operators who've built talent marketplaces and networks



Mike Wilner, CEO/Growth

- Former founder of a freelance marketplace (2015 - 2018)
- Coached hundreds of freelancers on building their biz
- Global Head of Strategy + Operations @ AWS Startups



Max Nussenbaum, Product

- Former founder of YC, Khosla-backed prop-tech startup
- Former Product Lead @ On Deck
- Ran a successful freelance web design/development business



Austin Fry, Engineering

- Engineer at HackerOne, Testbox
- Tech founder of financial literacy app w/ 5K MAUs + a technical consultancy
- Former Captain in US Air Force, MS in CompSci at Georgia Tech



Barry Conrad, Operations

- Previously GM of 90-person business unit @ On Deck
- Former VP of Programs @ Venture for America
- Formerly founding team of YC-backed startup

The way professional service providers get clients and grow is collaborative.

Referrals



Subcontracting



Collectives

Intra-firm commissions

Upside will be the infrastructure for how they transact.



...and more